Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

August 18, 2018

Dear Sir, Madam,

Sub: Outcome of the Board meeting

The Board at its meeting held today has accepted the resignation of M. D. Ranganath as the Chief Financial Officer and Key Managerial Personnel of the Company. Ranganath will continue in his current position as Chief Financial Officer till November 16, 2018. The Board will immediately commence the search for the next Chief Financial Officer.

The press release in this regard is enclosed for your ready reference and the same will be made available on the company's website www.infosys.com.

Yours sincerely,

For **Infosys Limited**

MANIKAN THA AGS Digitally signed by MANIKANTHA AGS Date: 2018.08.18 10:43:38 +05'30'

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

Infosys announces that CFO M.D. Ranganath has decided to step down to pursue professional aspirations

Bengaluru - August 18, 2018: Infosys (NYSE: INFY)) announced that the Board of Directors at its meeting today accepted the resignation of M.D. Ranganath as the Chief Financial Officer and a key managerial personnel. Ranganath will continue in his current position as Chief Financial Officer till November 16, 2018. The Board will immediately commence the search for the next Chief Financial Officer.

In tendering his resignation, Ranganath stated that, “After a successful career spanning 18 years in Infosys including as CFO for the last 3 crucial years, I now plan to pursue professional opportunities in new areas.” Commenting further, Ranganath added, “I am grateful to Infosys for giving me the opportunity of serving as CFO of this global iconic company. I am proud that over the last 3 years, during a critical phase of the company, we delivered strong and consistent financial outcomes, maintained high standards of financial reporting, built a world class finance team, further strengthened the company’s competitive position and thereby enhanced value to the stakeholders. I thank the Board, management team, my colleagues in the finance team and all the stakeholders for their wholehearted support during my tenure. I wish the management team all the best as I pursue opportunities outside the company.”

Nandan M Nilekani, Chairman of the Board said, “Over the last 18 years Ranga has played a pivotal role in the growth and success of Infosys. During his long stint in the company, I have seen him in a wide spectrum of leadership roles and in each of them he has delivered results with distinction. With Ranga as CFO, the company has in the last 3 crucial years, delivered a strong and resilient financial performance on multiple fronts, implemented an efficient capital allocation policy and earned the respect of all stakeholders through enhanced value creation. On behalf of the Board, I thank Ranga for his excellent contribution to the company and wish him all the very best in his endeavors.”

Salil Parekh, Chief Executive Officer said, “Ranga and I have worked closely over the past few quarters in shaping the strategic direction of the company. I admire his strong financial acumen, deep understanding of the company’s business and ability to deliver consistent results. He played a crucial role as the CFO and provided strong leadership for the company. I am confident that over the next few months Ranga will ensure a smooth transition. I thank him for his lasting contribution and wish him all the best.”

During his long tenure of 18 years in Infosys, Ranga has been a part of the Infosys Leadership team and has played several leadership roles in the areas of consulting, finance, strategy, risk management and M&A

and has worked closely with the Board and its committees in formulating and executing strategic priorities for the company.

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 45 countries to navigate their digital transformation. With over three decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit http://www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.